UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10080 N. Wolfe Rd,

Suite SW3-200, Cupertino, CA 95014

United States of America

Telephone: +1 (628) 888-4587

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Other Information

On December 19, 2025, Ambow Education Holding Ltd. (the “Company”) held an Annual General Meeting of Shareholders to vote on the following proposals which were approved by the majority of the shareholders:

●	to elect Mingjun Wang to serve on the Board of Directors of the Company as Class II director until the 2028 annual meeting of shareholders of the Company or until his or her respective successor is duly appointed and qualified; and

●	to ratify the appointment of Guangdong Prouden CPAs GP as the independent auditor of the Company for the fiscal year ending December 31, 2025 relating to financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Jin Huang
	Name:	Dr. Jin Huang
	Title:	Chief Executive Officer and Acting Chief Financial Officer

Date: December 22, 2025

2